Exhibit 97.1
Assertio Holdings, Inc.
Executive Compensation Clawback Policy (October 2, 2023)

This Executive Compensation Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Assertio Holdings, Inc. (the “Company”) effective October 2, 2023 (the “Effective Date”) and replaces in its entirety the Company’s Executive Compensation Clawback Policy dated May 20, 2020 (the “Prior Policy,” which itself replaced the Executive Compensation Clawback Policy of Assertio Therapeutics, Inc. originally adopted on November 6, 2018). Notwithstanding the foregoing, this Policy shall not affect any remedies or rights of recoupment that may become available to the Company under the Prior Policy (a copy of which is included as Appendix A hereto) with respect to any incentive compensation (or any portion thereof) that (i) was made, granted or Received prior to the Effective Date and (ii) is not recoverable under this Policy. This Policy is administered by the Board and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by The Nasdaq Stock Market (“Nasdaq”) to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”). The Board may amend or change the terms of this Policy at any time for any reason, including as required to comply with Rule 10D-1 and any other rules, regulations and listing standards that may be applicable to Company.
I.Mandatory Recoupment under Rule 10D-1

In the event that the Company is required to prepare an accounting restatement of the Company’s financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

If the Board determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive- Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Board will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. The Company will maintain and will provide to Nasdaq documentation of all determinations and actions taken in complying with the Mandatory Recoupment provisions of this Policy.

II.Discretionary Recoupment

In addition to the Mandatory Recoupment provisions of this Policy, in the event that the Board reasonably determines, in its sole discretion, that a Covered Executive (i) has materially violated the Company’s Code of Conduct by directing, participating or engaging in corrupt business practices, including fraud, resulting or likely to result in substantial and material damage to the Company or its subsidiaries or (ii) engaged in misconduct in the performance of such Covered Executive’s duties to the Company resulting or likely to result in the creation or perpetuation of a hostile work environment, the Board in its discretion may, to the extent permitted by applicable law, seek to recoup for the benefit of the Company all incentive payments that were made and all equity awards that were granted to the Covered Executives, in each case (1) after the date on which such conduct occurred or commenced or (2) within the twelve (12) months preceding such date.

III.Definitions

For purposes of this Policy:

•“Covered Executive” means any “executive officer” of the Company as defined under Rule 10D-1.
•“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after the Effective Date and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
•Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
•“Recovery Period” means the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three (3) fiscal years.
IV.Recovery

The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Board determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Nasdaq listing rules and not required under Rule 10D-1, including if the Board determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation and other incentive compensation arrangements with Covered Executives. Any determinations made by the Board under this Policy shall be final and binding on all affected individuals.

V.Additional Recoupment Rights

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation or other incentive compensation pursuant to this Policy.

Appendix A Prior Policy

See attached

Assertio Holdings, Inc.
Executive Compensation Clawback Policy (May 20, 2020)

In the event that the Board reasonably determines there has been a material restatement due to material noncompliance with financial reporting requirements under the securities laws, the Board will review all incentive payments that were made to executive officers and all equity awards granted to executive officers on the basis of having met or exceeded specified performance targets in payments or awards made during the three (3) full fiscal years prior to the filing of the Current Report on Form 8-K or other SEC filing announcing the restatement. If such payments and/or awards would have been lower had they been calculated based on such restated results, the Board will, to the extent permitted by governing law, seek to recoup for the benefit of the Company such payments to and/or equity awards held by executive officers who are found personally responsible for the material restatement, as reasonably determined by the Board, by requiring such executive officers to pay such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board reasonably determines to be appropriate.
In addition, in the event that the Board reasonably determines that an executive officer (i) has materially violated the Company’s Code of Conduct by directing, participating or engaging in corrupt business practices, including fraud, resulting or likely to result in substantial and material damage to the Company or its subsidiaries or (ii) engaged in misconduct in the performance of the executive officer’s duties to the Company resulting or likely to result in the creation or perpetuation of a hostile work environment, the Board may, to the extent permitted by governing law, seek to recoup for the benefit of the Company all incentive payments that were made to the executive officer and all equity awards granted to the executive officer (1) after the date on which such conduct occurred or commenced or (2) within the twelve (12) months preceding such date, in each case, by requiring such executive officer to pay such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board reasonably determines to be appropriate.
The Company will disclose annually whether, at any time during the last completed fiscal year, the Board required recoupment or forfeiture of any incentive payments made to, or equity awards held by an executive officer under this Recoupment Policy. If any such recoupment or forfeiture under this Recoupment Policy occurred, the Company will disclose the general circumstances of the recoupment and/or forfeiture. If no such recoupment or forfeiture occurred during the last completed fiscal year, the Board will disclose that no such event occurred.
For purposes of this policy, the term “executive officers” shall have the meaning given
“officer” under Section 16a-1(f) under the Securities Exchange Act of 1934, as amended, and the term “incentive payments” means bonuses and/or awards under the Company’s Bonus Plan and the Company’s 2014 Omnibus Incentive Plan. The Board will revisit this Recoupment Policy following the issuance of the final rules regarding clawback requirements under The Dodd–Frank Wall Street Reform and Consumer Protection Act.